Mustang Alliances, Inc.
382 NE 191st Street, #46843
Miami, FL 33179-3899

October 10, 2013

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: Linda Cvrkel, Branch Chief

Re:	Mustang Alliances, Inc. Form 10-K for the year ended December 31, 2012 Form 10-Q for the period ended June 30, 2013 File No. 000-54212

Dear Ms. Cvrkel:

Set forth below please find the responses of Mustang Alliances, Inc. (the “Company”) in response to the comment letter, dated October 3, 2013 from the Securities and Exchange Commission (the "Commission") with respect to the Form 10-K for the year ended December 31, 2012 filed April 10, 2013 and the Form 10-Q for the period ended June 30, 2013 filed August 19, 2013 (the "Filings"). For purposes of convenience, the comments of the Commission are set forth below.

Form 10-Q for the Quarter Ended June 30, 2013

Note 6. Convertible Debts

1.
We note your disclosure that in June 2013 you issued a convertible note of $1,350,000 with a conversion price of $.10 per share, and a 5-year warrant to purchase 13,500,000 shares of common stock at $.15 per share.  Please tell us how you accounted for the warrants issued in connection with this convertible debt, and specifically how you allocated the proceeds from the sale of the convertible note between the debt instrument and the detachable warrants in accordance with the guidance in ASC 470-20-25-2. Also, we note that you recognized a debt discount of $1,300,000 which will be amortized over the terms of the debt.  Please explain to us and revise to disclose the nature of this debt discount and how you calculated or determined the amount of the discount. Also, it does not appear that this debt discount was recorded in APIC.   Please tell us how you accounted for the discount.

Response:  The Company used ASC 470-20-25-2 to allocate the proceeds to the note, detachable warrants and the derivative liability created by the settlement obligation under Derivatives Information Group A#11 that states that a fixed price commodity contract is a derivative instrument because it meets all the criteria in paragraph 6, including having an underlying price of the commodity as required by paragraph 6(a)(1). The contract’s fair value will change as the underlying changes because the contract price is not the prevailing market price at the future transaction date. We determined that it was not a normal purchase due to the preferential pricing and the fact that the Company had not produced any gold at the time of the agreement to settle the liability. Therefore, the proceeds were first allocated to the fair value of the derivative and the difference was recorded as an expense on the P & L since there was no remaining proceeds to allocate to the warrants. Therefore there is no revision necessary to either the Form 10-K or Form 10-Q.

2.
We note that in connection with the issuance of the convertible note of $1,350,000 you recorded a contract settlement liability in the amount of $2,590,000 to reflect the value of the 3,500 ounces committed to be purchased.  Please tell us how you determined or calculated the amount of this contract settlement liability and explain to us how you accounted for this liability.  In this regard, it does not appear that you recognized an expense equal to the value of the liability at the time the liability was recognized. As part of your response, please tell us how you calculated or determined the $1,290,000 loss on product sales recognized in the statement of operations for the six months ended June 30, 2013.

Response:  The contract settlement liability was calculated by multiplying the total of 3,500 ounces by the difference in the closing gold price per KITCO.COM less the proceeds due from the sales commitment plus the amount allocated under the original derivative liability. The calculation is 3,500 oz at a closing price of $1,240 less purchase price of $500 = $2,590,000 contract settlement liability less $1,300,000 = $1,290,000 loss on settlement liability. Therefore there is no revision necessary to the Form 10-Q.

The Company further acknowledges as follows:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Filings.

2. Comments of the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings made by the Company.

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MUSTANG ALLIANCES, INC.

By:	/s/ Leonard Sternheim
Leonard Sternheim
President (principal executive officer and
principal financial and accounting officer)